DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
NoACT

06025405

January 31, 2006

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2006

Christopher T. Screen
Senior Counsel
Entergy Services, Inc.
500 Clinton Center Drive
M-MCI-2C
Clinton, MS 39056

Re: Entergy Corporation
Incoming letter dated December 12, 2005

Dear Mr. Screen:

This is in response to your letter dated December 12, 2005 concerning the shareholder proposal submitted to Entergy by Emil Rossi. We have also received letters on the proponent's behalf dated December 21, 2005 and January 16, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

121461S

Entergy

Entergy Services, Inc.
Legal Services
500 Clinton Center Drive
M-MCI-2C
Clinton, MS 39056

Corporate and Securities

December 12, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Entergy Corporation--Omission of
Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I am writing on behalf of Entergy Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Emil Rossi (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and Supporting Statement submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

I. Introduction

The Proposal requests that the directors of the Company take steps, to the extent possible, to adopt a "simple majority vote" on issues subject to a stockholder vote. Specifically, the Proposal states:

"RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable."

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to (i) Rule 14a-8(i)(10), because the Proposal has been substantially implemented by the Company and (ii) Rule 14a-8(i)(3), because the Proposal and Supporting Statement contain statements that are contrary to

Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials.

II. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented

Rule 14-8(i)(10) permits the omission of a stockholder proposal where a company has substantially implemented the proposal. See, Exchange Act Release No 34-20091 (August 16, 1983); Allegheny Energy, Inc., (February 14, 2005); Puerto Rican Cement Co., Inc., (March 25, 2002); Niagara Mohawk Power Corp. (February 16, 1995). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corp. (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); See also Cisco Systems, Inc. (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and Intel Corporation (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In this instance, the Company has already substantially implemented the Proposal. As disclosed in the Company's Current Report on Form 8-K filed with the Commission on December 8, 2005, the Board of Directors on December 2, 2005 amended the bylaws of the Company to eliminate the only reference in the bylaws to a supermajority vote of the shareholders. Additionally, on December 2, 2005, the Board of Directors adopted a resolution recommending to the shareholders of the Company that the shareholders approve at the 2006 Annual Meeting of Shareholders an amendment to the Certificate of Incorporation eliminating the only supermajority provision in the Company's Certificate of Incorporation (see Attachment B, a Secretary's Certificate certifying the adoption of such resolutions). The Company has no other supermajority provisions for shareholder voting.

III. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9 as Vague, Indefinite and, thus, Misleading.

The Staff has found that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries Incorporated (March 12, 1991). For example, in A.H. Belo Corporation (January 29, 1998), a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." This principle was expressly reaffirmed in Staff Legal Bulletin 14B (September 15, 2004), which stated, in relevant part, that excluding or modifying "a statement may be appropriate where: . . .the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires--this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result"; see also Gannett Co., Inc. (February 24, 1998) (Staff concurred in exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); General Electric Company (January 23, 2003) (permitting omission of a proposal where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Eastman Kodak Company (March 3, 2003), (Staff concurred with exclusion of a proposal that failed "to provide guidance on how it should be implemented"); Philadelphia Electric Company (July 30, 1992); Coming Incorporated (February 18, 1997); Occidental Petroleum Corporation (February 11, 1991); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); and NYNEX Corporation (January 24, 1990).

As in the foregoing examples, the Proposal uses subjective and ambiguous terms. The Proposal requests that the Company "take each step necessary for a simple majority vote to apply ..." However, the Proposal contains no definition or guidelines as to what constitutes a "simple majority vote" or as to how or by whom such a determination should be made. In particular, it is unclear whether a "simple majority vote" is intended to mean a majority of the outstanding shares entitled to vote on a matter, a majority of the shares present and entitled to vote on a matter or a majority of the votes cast on a matter. The Company's stockholders are being asked to approve a proposal that provides vague and ambiguous standards as to what additional steps, if any, the Company may be expected to take.

In addition, if the Company were to attempt to implement the Proposal, it would be left with no guidance as to what exactly would constitute a "simple majority vote." Without such guidance, the Company could potentially implement the Proposal in contravention of the intentions of the stockholders who voted for the Proposal. Therefore, if the Proposal were to be adopted, neither the Company, the Board nor the Company's stockholders could determine what additional actions, if any, would be required in connection with its implementation. The Proposal is effectively rendered meaningless because it is open-ended and subject to different interpretations.

Because of the Proposal's vagueness and indefiniteness, the Company believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (601) 339-2363.

Very truly yours,

Christopher T. Screen

Christopher T. Screen
Senior Counsel

N LKK 545594 v2
2900107-000006 12/07/05

EXHIBIT "A"

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Robert v.d. Luft
Chairman
Entergy Corporation
639 Loyola Ave
New Orleans LA 70113

Dear Mr. Luft,

This Rule 14a-8 proposal is respectfully submitted for the 2006 annual shareholder meeting to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated to support the long-term performance of our company.

Sincerely,

Emil Rossi [signature]   Oct 26-05

cc: Robert D. Sloan
Corporate Secretary
Phone: 504 576-4000
Fax: 504 569-4063
FX: 601-368-5573
FX: 601-359-2388

[October 29, 2005]

3 – Adopt Simple Majority Vote

RESOLVED: Shareholders recommend that our Board of Directors take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible. This proposal is focused on precluding voting requirements higher than approximately 51% wherever practicable.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

75% yes-vote

This topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org, with $3 trillion invested by members, formally recommends adoption of this proposal topic.

End Potential Frustration of the Shareholder Majority

Our current rule allows a small minority to frustrate the will of our shareholder majority. For example if 66% vote to improve our corporate governance and only 1% vote no — only 1% could force their will on the overwhelming 66% majority.

This proposal does not address a majority vote requirement in director elections – an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one forward step in our corporate governance and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- We had to marshal a 67% shareholder vote to make at least one key governance improvement – Entrenchment concern.
- Cumulative voting was not allowed.
- We had 15 directors – Unwieldy board concern
- With one-third of our board (5-members) active CEOs, we had too many active CEOs as our directors – Over-commitment concern and independence concern.
- CEO pay was $13 million.

Additionally:

- William Percy, a member of our key Audit Committee no less, was rated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. This due to his involvement with the board of Mississippi Chemical Corporation, which filed Chapter 11 bankruptcy.
- One example of potential director over-commitment was Claiborne Denning, the president and chief executive at Murphy Oil, and a member of our audit committee and nominating committee.
- Another example of potential director over-commitment was Alexis Herman, who served on three corporate boards and eight committees, and was spread so thin she failed Entergy's 75% attendance standard.
- Two directors were former officers of the company (Messrs. Hintz and Luft); and a third's children had an ongoing financial relationship with the company – Independence concern.

The number of less-than-best practices above reinforce the reason to take one step forward now and adopt simple majority vote.

Adopt Simple Majority Vote
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting. Verification of stock ownership will be forwarded.

EXHIBIT "B"

ENTERGY CORPORATION
CERTIFICATE

I, Christopher T. Screen, Assistant Secretary, of Entergy Corporation, a corporation organized under the laws of the State of Delaware, do hereby certify that the following is a true and correct copy of resolutions duly adopted by the Board of Directors of said Corporation at a meeting held on December 2, 2005, that said resolutions have not been altered, amended or repealed and are in full force and effect on the date hereof:

RESOLVED, That the Board of Directors of the Corporation deems advisable and recommends to the shareholders of the Corporation that Article NINTH of the Certificate of Incorporation of the Corporation be amended so that it shall hereafter read in its entirety as follows:

> "*NINTH*: Each of the directors of the Corporation may be removed from office at any time, with or without cause, by the affirmative vote of the holders of not less than a majority of the outstanding stock of the Corporation then entitled to vote for the election of such director."

and further;

RESOLVED, That the Board of Directors of the Corporation directs that this amendment to the Corporation's Certificate of Incorporation be considered at the next annual meeting of the stockholders of the Corporation."

WITNESS my hand and the seal of said Company this 12th day of December, 2005.

Christopher T. Screen

Assistant Secretary

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, December 21, 2005 11:34 AM
To: CFLETTERS
Cc: Chris Screen
Subject: Re Entergy Corporation (ETR) No-Action Request Emil Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Entergy Corporation (ETR)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Simple Majority Vote
Shareholder: Emil Rossi

Ladies and Gentlemen:

This is an initial response to the Entergy Corporation no action request.

The company no action request is at least incomplete. It fails to state the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for amending the Certificate of Incorporation. Furthermore the company makes no commitment whatsoever to obtain such vote.

The following High Risk Alert on Goodyear (GT) is not the only example of a company putting a proposal on its ballot with the intention that it will fail to get the required vote yet incredulously get full credit for substantial implementation at the same time. The following High Risk Alert on Goodyear is from The Corporate Library:

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear[1]s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company[1]s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear[1]s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored[1] proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management[1]s 2005 proposal that they failed to endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877
37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d'état made for outstanding gamesmanship, but terrible governance.

It's hard to draw a conclusive link between management's lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We[1]ve now lowered the company[1]s responsiveness grade to F, and would lower it to even further if we could. The company[1]s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of this shareholder proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
Chris Screen <cscreen@entergy.com>

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, January 17, 2006 12:46 AM
To: CFLETTERS
Cc: Chris Screen
Subject: #2 Re Entergy Corporation (ETR) No-Action Request Emil Rossi

#2 Re Entergy Corporation (ETR) No-Action Request Emil Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 16, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Entergy Corporation (ETR)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Simple Majority Vote
Shareholder: Emil Rossi

Ladies and Gentlemen:

This adds to the December 21, 2005 initial response to the Entergy Corporation no action request. The company has made no reply to the December 21, 2005 initial response.

In Whole Foods Market, Inc. (December 14, 2005) Whole Foods did not receive concurrence based on it taking action to include the same topic as this proposal on its 2006 ballot for shareholder consideration.

The company no action request is at least incomplete. It fails to state key information like the percentage vote required of shares outstanding or shares voted in order to secure the necessary shareholder approval for amending the Certificate of Incorporation. Without such information there is little prospect of forecasting whether a ballot item will obtain the necessary votes for adoption.

The company includes no independent opinion on the likelihood of obtaining such vote. Furthermore the company makes no commitment whatsoever to obtain such vote. I believe that little if anything may be accomplished if a company simply includes an item in its proxy materials and then conveniently forgets about it. The Entergy Corporation Certificate exhibit merely states that the amendment will "be considered at the next annual meeting of the stockholders" without committing to any recommendation of a yes-vote, no-vote or no preference.

The following High Risk Alert on Goodyear (GT), also cited in Whole Foods Market, Inc. (December 14, 2005), is not the only example of a company putting a proposal on its ballot with the intention that it will fail to get the required vote yet incredulously get full credit for substantial implementation at the same time. The following High Risk Alert on Goodyear is from The Corporate Library:

Source: http://www.boardanalyst.com/alerts/alert_GT_051305.html

High Risk Alert
Goodyear Tire & Rubber

Goodyear[1]s (GT) response to a 2002 shareholder proposal that received the approval of 72% of the company[1]s shareholders is underwhelming.

The 2002 proposal asked the board to "take the necessary steps to declassify the Board of Directors and establish annual elections of directors." A 2001 proposal, also approved by a majority of Goodyear[1]s shares voted, expressed a similar sentiment. Three years later, in the 2005 proxy, the Goodyear board finally responded:

The Board of Directors has adopted a resolution approving the submission to shareholders of an amendment to Sections 1 and 2 of Article II of the Code of Regulations that would declassify the Board of Directors and provide for the annual election of all directors. The form of this amendment, called the "Annual Election Amendment," is attached as Exhibit C. The Board of Directors makes no recommendation regarding whether to vote for or against the Annual Election Amendment. (Goodyear proxy report, March 24, 2005; italics added)

By submitting a binding proposal to shareholders, the Goodyear board performed the bare minimum asked by the proposal, but by withholding its recommendation, the board hexed the Œmanagement-sponsored¹ proposal from the start. The following chart shows the difference in votes between the 2002 shareholder proposal and management¹s 2005 proposal that they failed to
endorse:

2002 Shareholder Proposal
2005 Management Proposal
Votes For

84,421,119
53.2%
81,495,897
46.4%
Votes Against
29,023,751
18.3%
9,091,639
5.2%
Votes Abstained
2,227,763
1.4%
5,755,299
3.3%
Broker Non-Votes
31,123,545
19.6%
64,986,877

37.0%

% of 158,760,734 shares outstanding
% of 175,780,313 shares outstanding

Small wonder, then, that the company reported this in its May 4, 2005 10-Q: "The resolution, having failed to receive the affirmative vote of at least a majority of the shares of Common Stock entitled to vote at the Annual Meeting, was not adopted." This binding negative vote also gives the board carte blanche to refuse to include future declassification proposals on the proxy. This 2005 coup d[1]état made for outstanding gamesmanship, but terrible governance.

It[1]s hard to draw a conclusive link between management[1]s lack of recommendation and the staggering broker non-vote, but the shareholders who did vote deserve credit for seeing through the ruse: votes against the proposal declined from 29 million votes to just 9 million, or 5.2% of shares outstanding.

We have long assigned Goodyear a low shareholder responsiveness rating; the board also ignored two previous poison pill proposals approved by a majority of the shares voted. We[1]ve now lowered the company[1]s responsiveness grade to F, and would lower it to even further if we could. The company[1]s recent Sarbanes-Oxley Section 404 reporting requirements violations also suggest that our Board Effectiveness Rating of D is on target this board poses a high risk to shareholder value.

Jennifer Pepin, Senior Ratings Analyst - 5/13/2005

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Emil Rossi
Chris Screen <cscreen@entergy.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Entergy Corporation
Incoming letter dated December 12, 2005

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

There appears to be some basis for your view that Entergy may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Entergy will provide shareholders at Entergy's 2006 Annual Meeting with an opportunity to approve amendments to Entergy's certificate of incorporation that would eliminate all supermajority voting requirements. Accordingly, we will not recommend enforcement action to the Commission if Entergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Entergy relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser